INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
UMB Scout Stock Fund, Inc.,
UMB Scout Stock Select Fund
     and
the Securities and Exchange Commission:

RE:    UMB Scout Stock Fund, Inc.
       UMB Scout Stock Select Fund
       Form N-17f-2
       File Number 811-3557


We have examined management's assertion, included in the accompanying Management
Statement Regarding Compliance With Certain Provisions of the Investment Company
Act of 1940, that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND
(the Company) complied with the requirements of subsections (b) and (c) of rule
17f-2 under the Investment Company Act of 1940 (the Act) as of June 30, 2002.
Management is responsible for the Company's compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

     Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2002, with respect to securities of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND, without prior notice to management:

o Confirmation of all securities held by the Federal Reserve Bank of Kansas City, The Depository Trust Company, Participants Trust Company and Brown Brothers Harriman & Co. in book entry form;

o Reconciliation of all such securities to the books and records of the Company and the Custodian;

o Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with custodian records.

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     We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

     In our opinion, management's assertion that UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

     This report is intended solely for the information and use of management of UMB SCOUT STOCK FUND, INC. and UMB SCOUT STOCK SELECT FUND and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                                   /s/ BKD, LLP

Kansas City, Missouri
August 6, 2002

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

                                                            Washington, D.C. 20549

                                                                 FORM N-17f-2

                                Certificate of Accounting of Securities and Similar Investments in the Custody
                                                      of Management Investment Companies

                                                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
-----------------------------------------------------------------------------------------------------------------------------------

1. Investment Company Act File Number:                                                      Date examination completed:
     811-3557                                                                                June 30, 2002
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2. State Identification Number:
-----------------------------------------------------------------------------------------------------------------------------------
AL   *                    AK   02 02194        AZ   23260               AR   85-M1011-01      CA   504-5890       CO   IC-91-02-936
                               02 03564             8468                     85-M1011-02
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CT   214196               DE   8682            DC   60012565            FL   *                GA   SC-1501        HI   *
     1001460                   9071                 60012566
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ID   48845                IL   0149901         IN   85-0334 IC          IA   I-44126          KS   83S0000724     KY    M34790
     50643                                                                   I-19089               1999S0001138
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LA   78046                ME   MF-R 2-7989     MD   SM19 980017         MA   01-006941        MI   923555         MN   R-28087.1
                               MF-R 2-12712         SM19 990910              01-006942             935640
-----------------------------------------------------------------------------------------------------------------------------------
MS   MF-98-01-005         MO   Q-MT-1290       MT   41175               NE   11064            NV   *              NH   *
MS   MF-99-04-110              0002-08313           9204                     37937
-----------------------------------------------------------------------------------------------------------------------------------
NJ   *                    NM   338750          NY   S 27 53 17          NC   *                ND   U561           OH   32205
                               344198               S 28 75 36                                     Y342
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OK   SE-2043036           OR   2001-1466       PA   87-08-112MF         RI   *                SC   MF11218        SD   10196
     SE-2049033                                                                                    MF12210             18921
-----------------------------------------------------------------------------------------------------------------------------------
TN   RM01-2344            TX   C 39438-004-10  UT   006-6364-13         VT   1/16/98-22       VA   2614           WA   60019807
                               C 59101-000-03                                4/23/99/11                                60023422
-----------------------------------------------------------------------------------------------------------------------------------
WV   MF-24121             WI   341393-03       WY   20518               PUERTO RICO  S-19806-1
     MF-34889                  367262-03
-----------------------------------------------------------------------------------------------------------------------------------

Other (specify):
        *Indicates Fund is registered in state but state does not issue identification numbers Securities in the UMB Scout Funds Combined Prospectus included on one Notice Filing (Balanced Fund, Bond Fund, Kansas Tax-Exempt Bond Fund, Money Market Fund, Stock Fund, Stock Select Fund, Tax-Free Money Market Fund, Worldwide Fund, Worldwide Select Fund, Technology Fund, Equity Index Fund, Energy Fund, Small Cap Fund)
-------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:
     UMB Scout Stock Fund, Inc. and UMB Scout Stock Select Fund
-------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code)
     803 West Michigan Street, Suite A, Milwaukee, WI  53233
-------------------------------------------------------------------------------

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company
------------------
1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
----------
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are conducted solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
                 ----------------------------------------------
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
            --------------------------------------------------------

      We, as members of management of UMB Scout Stock Fund, Inc. and UMB Scout Stock Select Fund (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17F-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2002 and from March 31, 2002 through June 30, 2002.

      Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2002 and from March 31, 2002 through June 30, 2002, with respect to securities reflected in the investment account of the Company.



UMB SCOUT STOCK FUND, INC.
UMB SCOUT STOCK SELECT FUND


By /s/Larry Schmidt
   ------------------------------------------
   Larry Schmidt, Senior Vice President

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